							EXHIBIT 12.1
							Page 1 of 2

WISCONSIN GAS LLC
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended	Twelve Months Ended

	9/30/2005	9/30/05	12/31/2004 (a)	12/31/03	12/31/02	12/31/01	12/31/00

	(Millions of Dollars)

Income Before Income Taxes and the
Cumulative Effect of Change in Accounting Principle	$18.0	$41.9	($3.7)	$57.4	$53.0	$24.3	$28.6

Fixed Charges
Interest on Long-Term Debt (b)	12.5	16.7	16.7	10.5	10.1	10.1	10.1
Interest Expense - WICOR	-	-	-	-	-	11.5	11.0
Other Interest Expense	2.1	3.1	2.6	3.2	2.7	5.5	4.2

Total Fixed Charges As Defined	14.6	19.8	19.3	13.7	12.8	27.1	25.3

Total Earnings as Defined	$32.6	$61.7	$15.6	$71.1	$65.8	$51.4	$53.9

Ratio of Earnings to Fixed Charges	2.2x	3.1x	.8x	5.2x	5.1x	1.9x	2.1x

(a) Earnings for this period were inadequate to cover fixed charges. The ratio for this period reflects a deficiency of $3.7 million due to a $51.0 million goodwill impairment charge.

(b) Includes amortization of debt premium, discount and capitalized expense.

		EXHIBIT 12.1
WISCONSIN GAS LLC		Page 2 of 2
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

		Predecessor
	Period From	Period From
	April 27,	January 1,
	2000	2000
	Through	Through
	December 31,	April 26,
	2000 (a)	2000

	(millions of dollars)

Income Before Income Taxes and the
Cumulative Effect of Change in Accounting Principle	($5.9)	$34.5

Fixed Charges
Interest Charges
Interest on Long-Term Debt (b)	6.7	3.4
Interest Expense - WICOR	11.0	-
Other Interest Expense	3.1	1.1

Total Fixed Charges As Defined	20.8	4.5

Total Earnings as Defined	$14.9	$39.0

Ratio of Earnings to Fixed Charges	0.7x	8.7x

(a) Earnings for this period were inadequate to cover fixed charges. The ratio for this period reflects a deficiency of
$5.9 million due to the impact of the non-heating season on earnings, as well as amortization of goodwill and intercompany interest.

(b) Includes amortization of debt premium, discount and expense.